Workforce Genetics, LLC (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Workforce Genetics, LLC
Balance Sheet
As of December 31, 2022

	Jan - Dec 2021	Jan - Dec 2022
ASSETS		
Current Assets		
Bank Accounts		
Business Fundamentals Chk (4384)	70,173.99	41,075.51
Fulton Checking 0556		14,346.09
Fulton Primary 0556 (deleted)	10,595.69	0.00
Total Bank Accounts	$ 80,769.68	$ 55,421.60
Accounts Receivable		
Accounts Receivable (A/R)	242,625.00	125,950.00
Total Accounts Receivable	$ 242,625.00	$ 125,950.00
Total Current Assets	$ 323,394.68	$ 181,371.60
Fixed Assets		
Computers	4,918.39	4,918.39
Less Accumulated Depreciation		-1,639.46
Total Fixed Assets	$ 4,918.39	$ 3,278.93
TOTAL ASSETS	$ 328,313.07	$ 184,650.53
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accrued Expenses		15,000.00
Total Accounts Payable	$ 0.00	$ 15,000.00
Credit Cards		
Bank of America Main CC 1644	189.16	3,752.60
BOA 1073		3,903.21
Chase Marriott Rewards	3,807.00	0.00
Chase SW Rewards	12,906.96	16,738.21
Total Credit Cards	$ 16,903.12	$ 24,394.02
Other Current Liabilities		
Direct Deposit Payable	0.00	0.00
Payroll Liabilities		0.00
401K Liability		0.00
Human Interest 401(k) Catch-up		441.36
Human Interest Roth 401(k)	2,200.19	103.85
Human Interest Traditional 401(k)	-258.96	235.39
Total 401K Liability	$ 1,941.23	$ 780.60
Health Insurance Liability		0.00
BlueChoice Advantage Gold Plan	-3,567.76	0.00
BlueChoice Advantage HSA BlueFund Silver Plan	2,567.79	0.00
Dental - MD BD Plus	402.60	0.00
PreTax HSA	-100.00	200.00

Vision		240.15		0.00
Total Health Insurance Liability	-$	**457.22**	$	**200.00**
Payroll Tax Liability				0.00
CT Income Tax				262.45
Federal Taxes (941/944)		41,429.42		5,950.14
Federal Unemployment (940)		569.00		790.54
MD Income Tax		5,852.90		1,785.92
MD Unemployment Tax		76.50		474.41
PA Income Tax		0.00		0.00
PA Local Tax		0.00		0.00
PA Unemployment Tax		0.00		0.00
SC Income Tax		7,815.73		4,813.40
SC Unemployment Tax		85.40		0.00
VA Income Tax		1,803.94		609.44
Total Payroll Tax Liability	$	**57,632.89**	$	**14,686.30**
Total Payroll Liabilities	$	**59,116.90**	$	**15,666.90**
Fulton LOC 0101 (deleted)				155,880.95
PPP Loan		0.00		0.00
Total Other Current Liabilities	$	**59,116.90**	$	**171,547.85**
Total Current Liabilities	$	**76,020.02**	$	**210,941.87**
Total Liabilities	$	**76,020.02**	$	**210,941.87**
Equity				
Owner's Pay & Personal Expenses		-172,038.29		-385,836.78
Retained Earnings		88,876.93		424,331.34
Net Income		335,454.41		-64,785.90
Total Equity	$	**252,293.05**	-$	**26,291.34**
TOTAL LIABILITIES AND EQUITY	$	**328,313.07**	$	**184,650.53**

Workforce Genetics, LLC
Profit and Loss
January 2021 - December 2022

	Jan - Dec 2021	Jan - Dec 2022	Total
Income			
Revenue	1,477,299.16	0.00	1,477,299.16
Advertising		28,450.00	28,450.00
Recruiting - Job Board	-3,122.42	3,240.84	118.42
Recruiting - Placement Fee		1,377,308.00	1,377,308.00
Sponsorships	4,523.60	236,266.97	240,790.57
Total Revenue	$ 1,478,700.34	$ 1,645,265.81	$ 3,123,966.15
Total Income	$ 1,478,700.34	$ 1,645,265.81	$ 3,123,966.15
Cost of Goods Sold			
Cost of Goods Sold			0.00
Bonus	500.00	11,000.00	11,500.00
Equipment	390.37	1,234.97	1,625.34
Event Expenses	245.03	28,461.49	28,706.52
Software	31,517.07	41,605.42	73,122.49
Total Cost of Goods Sold	$ 32,652.47	$ 82,301.88	$ 114,954.35
Total Cost of Goods Sold	$ 32,652.47	$ 82,301.88	$ 114,954.35
Gross Profit	$ 1,446,047.87	$ 1,562,963.93	$ 3,009,011.80
Expenses			
Advertising & Marketing	8,073.84	3,861.12	11,934.96
Auto		63.61	63.61
Bank Charges & Fees	1,523.55	3,429.85	4,953.40
Client Gifts	250.00		250.00
Consulting		24,200.00	24,200.00
Contractors	83,566.20	42,964.85	126,531.05
Dues & Subscriptions	1,001.87	3,464.05	4,465.92
Employee Benefits	83.23		83.23
Insurance	6,473.40	8,454.15	14,927.55
Legal & Professional Services		898.00	898.00
Accounting		15,000.00	15,000.00
Business Services	859.00	1,427.00	2,286.00
Legal Services	11,377.74	5,912.95	17,290.69
Total Legal & Professional Services	$ 12,236.74	$ 23,237.95	$ 35,474.69
Meals & Entertainment	1,621.34	6,587.03	8,208.37
Office Supplies	1,247.35	7,527.41	8,774.76
Small Equipment	2,184.96	2,058.00	4,242.96
Software	35,149.80	53,225.92	88,375.72
Website/Hosting	12,348.10	24,216.10	36,564.20
Total Office Supplies	$ 50,930.21	$ 87,027.43	$ 137,957.64
Other Business Expenses	999.58		999.58
Parking	124.00	212.99	336.99
Payroll Expenses	2,545.14		2,545.14

Company Contributions		415.38				415.38
Health Insurance		31,708.24		68,866.31		100,574.55
Total Company Contributions	$	**32,123.62**	$	**68,866.31**	$	**100,989.93**
Employee Meals		301.60		1,135.07		1,436.67
Payroll Processing Fee		610.14		2,240.84		2,850.98
Taxes		64,003.09		86,529.55		150,532.64
Wages		867,658.61		1,176,415.04		2,044,073.65
Total Payroll Expenses	$	**967,242.20**	$	**1,335,186.81**	$	**2,302,429.01**
Postage & Delivery		1,087.93		57.84		1,145.77
Recruitment		29.99				29.99
Reimbursements		21,004.29		32,467.83		53,472.12
Rent & Lease		6,157.00		27,671.50		33,828.50
Taxes & Licenses		300.00		230.52		530.52
State Taxes				7,229.23		7,229.23
Total Taxes & Licenses	$	**300.00**	$	**7,459.75**	$	**7,759.75**
Training		497.50		502.49		999.99
Travel		2,794.62		7,898.28		10,692.90
Utilities				151.75		151.75
Total Expenses	$	**1,165,997.49**	$	**1,614,899.28**	$	**2,780,896.77**
Net Operating Income	$	**280,050.38**	-$	**51,935.35**	$	**228,115.03**
Other Income						
PPP Loan Forgivenes		57,255.00				57,255.00
Total Other Income	$	**57,255.00**	$	**0.00**	$	**57,255.00**
Other Expenses						
Ask My Accountant		0.00				0.00
Depreciation Expense				1,639.46		1,639.46
Interest Expense		1,850.97		11,211.09		13,062.06
Total Other Expenses	$	**1,850.97**	$	**12,850.55**	$	**14,701.52**
Net Other Income	$	**55,404.03**	-$	**12,850.55**	$	**42,553.48**
Net Income	$	**335,454.41**	-$	**64,785.90**	$	**270,668.51**

Workforce Genetics, LLC
Statement of Cash Flows
January 2021 - December 2022

OPERATING ACTIVITIES

  Net Income

  Adjustments to reconcile Net Income to Net Cash provided by operations:

    Accounts Receivable (A/R)

    Less Accumulated Depreciation

    Accrued Expenses

    Bank of America Main CC 1644

    BOA 1073

    Chase Marriott Rewards

    Chase SW Rewards

    Direct Deposit Payable

    Payroll Liabilities:401K Liability:Human Interest 401(k) Catch-up

    Payroll Liabilities:401K Liability:Human Interest Roth 401(k)

    Payroll Liabilities:401K Liability:Human Interest Traditional 401(k)

    Payroll Liabilities:Health Insurance Liability:BlueChoice Advantage Gold Plan

    Payroll Liabilities:Health Insurance Liability:BlueChoice Advantage HSA BlueFund Silver Plan

    Payroll Liabilities:Health Insurance Liability:Dental - MD BD Plus

    Payroll Liabilities:Health Insurance Liability:PreTax HSA

    Payroll Liabilities:Health Insurance Liability:Vision

    Payroll Liabilities:Payroll Tax Liability:CT Income Tax

    Payroll Liabilities:Payroll Tax Liability:Federal Taxes (941/944)

    Payroll Liabilities:Payroll Tax Liability:Federal Unemployment (940)

    Payroll Liabilities:Payroll Tax Liability:MD Income Tax

    Payroll Liabilities:Payroll Tax Liability:MD Unemployment Tax

    Payroll Liabilities:Payroll Tax Liability:PA Income Tax

    Payroll Liabilities:Payroll Tax Liability:PA Local Tax

    Payroll Liabilities:Payroll Tax Liability:PA Unemployment Tax

    Payroll Liabilities:Payroll Tax Liability:SC Income Tax

    Payroll Liabilities:Payroll Tax Liability:SC Unemployment Tax

    Payroll Liabilities:Payroll Tax Liability:VA Income Tax

    PPP Loan

  Total Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

INVESTING ACTIVITIES

  Computers

Net cash provided by investing activities

FINANCING ACTIVITIES

  Owner's Pay & Personal Expenses

Net cash provided by financing activities

Net cash increase for period

Jan - Dec 2021	Jan - Dec 2022	Total
335,454.41	-64,785.90	270,668.51
		0.00
-162,362.45	116,675.00	-45,687.45
	1,639.46	1,639.46
	15,000.00	15,000.00
-3,140.02	3,563.44	423.42
	3,903.21	3,903.21
	-3,807.00	-3,807.00
3,952.57	3,831.25	7,783.82
13,490.29	0.00	13,490.29
	441.36	441.36
2,200.19	-2,096.34	103.85
-258.96	494.35	235.39
-3,567.76	3,567.76	0.00
2,567.79	-2,567.79	0.00
402.60	-402.60	0.00
-100.00	300.00	200.00
240.15	-240.15	0.00
	262.45	262.45
41,429.42	-35,479.28	5,950.14
191.00	221.54	412.54
5,153.18	-4,066.98	1,086.20
51.00	397.91	448.91
-401.48		-401.48
-196.14		-196.14
-11.76		-11.76
7,815.73	-3,002.33	4,813.40
85.40	-85.40	0.00
1,803.94	-1,194.50	609.44
-57,255.00		-57,255.00
$ 187,544.10	$ 32,569.46	$ 220,113.56
$ 522,998.51	-$ 32,216.44	$ 490,782.07
-4,918.39		-4,918.39
-$ 4,918.39	$ 0.00	-$ 4,918.39
-172,038.29	-213,798.49	-385,836.78
-$ 172,038.29	-$ 213,798.49	-$ 385,836.78
$ 346,041.83	-$ 246,014.93	$ 100,026.90

Workforce Genetics, LLC
Statement of Changes in Equity

	Year Ended 2021	Year Ended 2022
Beginning Equity Balance	$88,877	$252,293
Net Income	$335,454	$(64,786)
Owner's Pay & Personal Expenses	$(172,038)	$(213,798)
Ending Equity Balance	$252,293	$(26,291)

Workforce Genetics, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Workforce Genetics, LLC (the "Company") is a company organized on August 2017 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.